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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            nSTOR Technologies, Inc.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   67018N108

                  ---------------------------------------------
                                 (CUSIP Number)

                                   -----------

                                 W. David Sykes
                               10140 Mesa Rim Road
                               San Diego, CA 92121
                                 (619) 453-9696
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                  June 8, 1999

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  67018N108                                                     Page 2 of 5 Pages
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   1.      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           W. David Sykes
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                (b) / /

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   3.      SEC USE ONLY

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   4.      SOURCE OF FUNDS

           PF
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   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /

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   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                               7.     SOLE VOTING POWER
                                      1,706,466
         NUMBER OF
          SHARES               ----------------------------------------------------------------------------------------------------
       BENEFICIALLY            8.     SHARED VOTING POWER
         OWNED BY
           EACH                ----------------------------------------------------------------------------------------------------
         REPORTING             9.     SOLE DISPOSITIVE POWER
          PERSON                      1,706,466
           WITH
                               ----------------------------------------------------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

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   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,706,466

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   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7%
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   14.     TYPE OF REPORTING PERSON

           IN
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

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                                  SCHEDULE 13D
                                       FOR
                                 W. DAVID SYKES

Item 1.  SECURITY AND ISSUER.

                  Securities:       Common Stock (the "Common Stock")

                  Issuer:           nSTOR Technologies, Inc. ("nSTOR")
                                    100 Century Blvd.
                                    West Palm Beach, FL 33417

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed on behalf of W. David Sykes ("Mr. Sykes"). Mr. Sykes is a citizen of the United States. Mr. Sykes is president of Andataco, Inc., a California corporation and subsidiary of nSTOR. Andataco, Inc. designs, develops, manufactures, markets and supports high performance, high availability information storage solutions for the open systems markets in the Windows NT and UNIX environments. Mr. Sykes' business address, and the address of Andataco, Inc.'s principal office, is 10140 Mesa Rim Road, San Diego, CA 92121.

         During the last five years, Mr. Sykes has been neither convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body which resulted in Mr. Sykes being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 8, 1999, Mr. Sykes sold and assigned to nSTOR a promissory note of Andataco, Inc. in favor of Mr. Sykes and in the face amount of $5,196,000, in exchange for 4,654 shares of Series F Convertible Preferred Stock of nSTOR and warrants to purchase, at $3.30 per share, 155,133 shares of nSTOR common stock. Each share of the Series F Convertible Preferred Stock is immediately convertible into 333 1/3 shares of the common stock of nSTOR. The warrants are immediately exercisable.

Item 4.  PURPOSE OF TRANSACTION.

         Mr. Sykes acquired the nSTOR preferred stock in order to eliminate his debt investment in Andataco, Inc. and attain greater liquidity in his investment. Mr. Sykes intends to convert portions of the nSTOR preferred stock into nSTOR common stock and sell portions of such common stock within the next ten months. Mr. Sykes has entered into a letter agreement with Irwin
Levy, Chairman of nSTOR. Under this letter agreement, Mr. Levy has the option, through September 30, 1999, to purchase, at $3.00 per share, up to $3,200,000 worth of nSTOR common stock owned by Mr. Sykes (at an agreed upon value of $3.00 per share), less any amounts received by Mr. Sykes as a result of public sales of such shares of common stock. In addition, Mr. Levy agreed to purchase from Mr. Sykes, at Mr. Sykes' option, during the period from February 1, 2000 through February 5, 2000, shares of nSTOR common stock owned by Mr. Sykes for a purchase price of $3.00 per share, provided, however, that Mr. Levy shall nor be obligated to purchase more than $3.2 million of nSTOR common stock owned by Mr. Sykes (at an agreed upon value of $3.00 per share), less any amounts received by Mr. Sykes as a result of public sales of such shares of common stock.

         Other than as noted above, Mr. Sykes currently has no plans or proposals which relate to, or may result in:

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          (a)  The acquisition of additional securities, or disposition of securities, of nSTOR;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving nSTOR or any of its subsidiaries;
          (c) The sale or transfer of a material amount of assets of nSTOR or any of its subsidiaries;
          (d) Any change in the present board of directors or management of nSTOR including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of nSTOR;
          (f) Any other material change in NSTOR's business or corporate structure;
          (g) Changes in nSTOR's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of nSTOR by any person;
          (h) Causing any class of securities of nSTOR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of nSTOR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
          (j)  Any similar action to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Sykes is the beneficial owner of 4,654 shares of nSTOR Series F Convertible Preferred Stock, each of which is immediately convertible into 333 1/3 shares of nSTOR common stock. Upon conversion of the preferred stock, Mr. Sykes will have sole power to vote and dispose of all of these 1,551,333 shares of nSTOR common stock. Mr. Sykes is also the beneficial owner of immediately exercisable warrants to purchase, at $3.30 per share, 155,133 shares of nSTOR common stock. Mr. Sykes is deemed to beneficially own 7% of the nSTOR common stock outstanding.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Sykes has entered into a letter agreement with Irwin Levy, Chairman of nSTOR Technologies, Inc., dated June 8, 1999, which letter agreement is described in Item 4 of this Schedule 13D.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1: Letter agreement dated June 8, 1999 between W. David Sykes and Irwin Levy.

SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief,
W. David Sykes certifies that the information set forth in this statement is true, complete and correct.

Date:    June 18, 1999                 /s/   W. David Sykes
                                       ----------------------------------------
                                        W. David Sykes